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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden
hours per response: 12

SEC FILE NUMBER
8-03271

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __04/01/22__ AND ENDING __03/31/23__

                                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Canaccord Genuity LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

535 Madison Avenue

                                   (No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Donald D. MacFayden 416-687-5426   dmacfayden @ cgf.com

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young

(Name – if individual, state last, first, and middle name)

One Manhattan West	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

                                                                   #42

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)
FOR OFFICIAL USE ONLY	

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DONALD D. MACFAYDEN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CANACCORD GENUITY LLC, as of MAY 30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of Virginia County of Norfolk

KETSIA MCCLEASE
Electronic Notary Public
Commonwealth of Virginia
Registration No. 327724
My Commission Expires Apr 30, 2027

Signature: [signature]



Title: CHIEF FINANCIAL OFFICER

Ketsia McClease
Notary Public

This notarial act was performed online by way of two-way audio/video communication technology.

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Consolidated Financial Statements And Supplemental Information

Canaccord Genuity LLC
Year ended March 31, 2023
With Report and Supplementary Report of Independent Registered Public
Accounting Firm
(Confidential Pursuant to SEC Rule 17a-5(e)(3))

A statement of financial condition has been bound separately and filed with the
Securities and Exchange Commission simultaneously herewith as a public document

Canaccord Genuity LLC
(A fully owned subsidiary of Canaccord Genuity Group Inc. "CGGI")

Consolidated Financial Statements and Supplemental Information

Year Ended March 31, 2023

Contents



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax:+1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Management of Canaccord Genuity LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of Canaccord Genuity LLC (the "Company") as of March 31, 2023, the related consolidated statements of income, changes in subordinated borrowings, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since 2006.

May 30, 2023

Canaccord Genuity LLC
Consdolidated Statement of Financial Condition
March 31, 2023

ASSETS	
Cash and cash equivalents	$45,954,365
Restricted cash	2,321,377
Receivables from clearing organizations	104,605,375
Securities owned, at fair value	52,003,330
Corporate finance trading receivables	3,471,813
Notes receivable from employees	280,960
Receivables from affiliates	29,833,446
Deposits with clearing organizations and others	1,676,188
Other receivables	2,810,998
Unsettled trades	5,824,380
Fixed assets, at cost (net of accumulation depreciation of $2,707,681)	823,346
Right of use assets	9,506,134
Prepaid assets	3,557,882
Total assets	262,669,594
LIABILITIES AND MEMBER'S EQUITY	
Current	
Securities sold, not yet purchased, at fair value	31,445,455
Accrued compensation payable	34,174,011
Accounts payable and accruals	23,647,403
Unsettled trades	5,824,380
Payables to affiliates	12,442,662
Lease liabilities	10,524,256
	118,058,167
Subordinated borrowings	27,000,000
Member's equity:	
Total member's equity	117,611,427
Total liabilities and member's equity	262,669,594

See accompanying notes

CONFIDENDTIAL PURSUANT TO SEC RULE 17A-5(E)(3))

Canaccord Genuity LLC
Consolidated Statement of Financial Income
Year Ended March 31, 2023

REVENUES	
Commissions, net	$74,477,974
Principal transactions, net	79,861,297
Investment banking	52,409,165
Service fee from related party	47,157,808
Interest and dividend income	4,081,438
Other revenue	76,389
	258,064,071
EXPENSES	
Compensation and benefits	123,088,733
Floor brokerage, exchange, trading, and clearing fees	36,915,606
Communications and data processing	17,616,324
Promotion and travel	8,840,092
Occupancy and equipment	9,366,529
Interest and dividend expense	6,031,737
Banking related underwriting expenses	464,801
Professional fees	8,857,312
Depreciation of fixed assets	1,016,363
Development costs	631,400
Other expenses	15,910,534
	228,739,431
Net income	**$29,324,640**

See accompanying notes

Canaccord Genuity LLC
Consolidated Statement of Changes in Subordinated Borrowings
Year Ended March 31, 2023

Subordinated borrowings at March 31, 2022 and March 31, 2023	$27,000,000

See accompanying notes

CONFIDENDTIAL PURSUANT TO SEC RULE 17A-5(E)(3))

Canaccord Genuity LLC
Consolidated Statement of Changes in Member's Equity
Year Ended March 31, 2023

		Member's Equity	Total
	31-Mar-22	102,310,441	102,310,441
Net income		29,324,640	29,324,640
Share-based awards - purchases		(35,500,000)	(35,500,000)
Share-based awards - amortization		21,476,346	21,476,346
	31-Mar-23	117,611,427	117,611,427

See accompanying notes

Canaccord Genuity LLC
Consolidated Statement of Cash Flows
Year Ended March 31, 2023

OPERATING ACTIVITIES

Net income	$29,324,640
Items not affecting cash	
Depreciation of fixed assets	1,016,363
Amortization of right of use assets	6,302,718
Amortization of notes receivable	250,242
Net changes in operating assets and liabilities:	
Increase in deposits with clearing organizations	(109,452)
Decrease in receivables from clearing organizations	23,486,171
Decrease in corporate finance and trading receivables	4,848,177
Decrease in securities owned, at fair value	4,276,959
Increase in receivables from affiliates	(6,030,360)
Decrease in other receivables	1,554,509
Increase in prepaid assets	(2,088,080)
Decrease in securities sold, not yet purchased, at fair value	(15,417,435)
Increase in accounts payable and accruals	5,708,717
Decrease in accrued compensation payable	(81,896,564)
Decrease in payable to affiliates	(3,383,286)
Rent payments	(6,318,056)
Net cash used in operating activities	(38,474,737)

INVESTING ACTIVITY

Purchase of fixed assets	(429,564)
Net cash used in investing activity	(429,564)

FINANCING ACTIVITY

Share based awards purchases	(35,500,000)
Share based awards amortization	21,476,346
Net cash used by financing activity	(14,023,654)
Net decrease in cash and cash equivalents	(52,927,955)

Cash and cash equivalents at beginning of year	101,203,697
Cash and cash equivalents at end of year	**$48,275,742**
Supplemental cash flow disclosures	
Cash paid for interest	$3,249,840

Cash and cash equivalents include restricted cash

See accompanying notes

Canaccord Genuity LLC
Consolidated Notes to Financial Statements

Consolidated Notes to Financial Statements

1.   ORGANIZATION AND NATURE OF OPERATIONS

On March 15, 2018, Canaccord Genuity Inc. was converted into a limited liability company and renamed Canaccord Genuity LLC (the "Company"). Pursuant to the Limited Liability Company Agreement, Canaccord Adams (Delaware) Inc. (the "Parent" or "CADI"), is the sole member of the Company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and as an introducing broker with the Commodity Futures Trading Commission ("CFTC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), the National Futures Association ("NFA") and the Securities Investor Protection Corporation ("SIPC"). CADI is a wholly owned subsidiary of Collins Stewart Inc. ("CSI"), whichis a wholly owned subsidiary of Canaccord Adams Financial Group Inc. ("CAFGI"), which is a wholly owned subsidiary of Canaccord Genuity Group Inc. ("CGGI"), a publicly traded companybased in Vancouver, British Columbia.

The Company has an employee benefit trust, a special purpose entity ("SPE"), to fulfill obligations to employees arising from the Company's share-based payment plans. The employee benefit trust has been consolidated in accordance with the required accounting treatment since its activities areconducted on behalf of the Company, and the Company retains the majority of the benefits and risks of the employee benefit trust.

The Company provides corporate finance and underwriting services, financial advisory services, including services in respect of mergers and acquisitions, and brokerage activities consisting primarily of institutional sales of domestic and foreign securities and equity options, trading and equity research to its customers, and market making of equity and fixed income securities.

As a non-clearing broker, customer transactions are cleared on a fully disclosed basis primarily through Merrill Lynch, Pierce, Fenner & Smith Incorporated ("ML") and Pershing LLC ("Pershing") which are registered clearing broker-dealers. Certain trades in foreign securities are cleared and settled pursuant to operating agreements with Canaccord Genuity Corp., an affiliatedCanadian broker-dealer, Canaccord Genuity Limited, an affiliated UK broker-dealer, and Canaccord Genuity (Australia) Limited, an affiliated Australian broker-dealer.

2.   SIGNIFICANT ACCOUNTING POLICIES
Basis of Financial Information

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and are stated in U.S. dollars.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from thoseestimates. Such estimates include the valuation of certain securities, accrued expenses including expenses in connection with investment banking transactions and forfeiture estimates in respect ofshare-based compensation.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of less than 90 days, and which are not held for sale in the ordinary course of business.

Deposits with Clearing Organizations and Others

Cash is kept on deposit with various clearing organizations, and represents the minimum balance required to be maintained in order to utilize such clearing services. These balances are subject to withdrawal restrictions such that the Company would be prohibited from doing business with the clearing agent if the minimum cash balance on deposit was not maintained.

2. SIGNIFICANT ACCOUNTING POLICIES

Securities Owned and Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, are stated at fair value.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices.

Proprietary securities transactions in regular-way trades are recorded on the trade date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are translated to United States dollars at year-end rates of exchange. Gains and losses from foreign currency-denominated transactions areincluded in the statement of income in other expenses at the rate of exchange in effect at the timeof the transaction.

Fixed Assets

Fixed assets include furniture, fixtures, equipment, software, and leasehold improvements. Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years.Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Prepaid Assets

Prepaid assets consist of payments for invoiced assets for which the period of usage has not yet occurred. These prepaid assets will be amortized over the period covered by the invoice.

Treasury Stock

These consolidated financial statements include the financial statements of the Company and an employee benefit trust that is considered a Variable Interest Entity ("VIE") of the Company. On consolidation, the Company's own equity instruments in CGGI stock that are reacquired (treasury shares) are recognized at cost and deducted from equity. Shares held in the employee benefit trust were acquired by the trust in order to meet obligations in connection with the awards made pursuant to the Company's long-term incentive plan. Any difference between the carrying amount and consideration is recognized in Member's Equity on the Consolidated Statement of Financial Condition. Voting rights related to treasury shares are nullified for the Company and no dividends are paid on such shares.

Commission Revenue

Commission revenue consists of revenue generated through providing commission-based brokerage services to customers, including trade execution, clearing, and settlement.

Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Company's share of any commission revenue received by affiliates listed in Note 1, is paid to the Company through inter-company transfers settled on a periodic basis.

2.   SIGNIFICANT ACCOUNTING POLICIES
Investment Banking Revenue

Investment banking revenue and equity selling concessions are recorded at the time underwriting or financing transactions are completed, and the applicable revenue recognition criteria have been satisfied. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point. Investment banking revenue also includes fees earned from providing mergers and acquisitions, and other financial advisory services. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. For certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Investment banking revenue earned by the Company and received by an affiliate is paid to the Company through inter-company transfers settled on a periodic basis.

Principal Transactions, net

Gains and losses from proprietary securities transactions and market making activities, and the related revenues and expenses, are recorded on a trade date basis. Securities owned and securities sold, not yet purchased, are stated at fair value with unrealized gains and losses reflected in current operations. Fair value is generally based on published market prices, quoted prices from dealers, recent market transactions, or on such other information and valuation methods as may be reasonable in the circumstances. In certain circumstances, the Company has determined that the fair value of securities where price transparency is limited or not available is nil.

Leases

At the commencement of a lease, the liability to make lease payments and an asset representing the right to use the underlying asset during the lease term is recognized. The right of use assets and lease liabilities are recognized based on the present value of future minimum lease payments over the lease term.

Share-based Compensation

The Company follows FASB ASC Topic 718, "Compensation—Stock Compensation" ("ASC Topic 718"), to account for its stock-based compensation plans. ASC Topic 718 requires all share- based payments to employees to be recognized in the consolidated financial statements using a fair value based method.

Equity-settled transactions
Grants are made pursuant to the company's Long-term Incentive Plan ("LTIP"). The fair value of these awards is determined at the date of the grant based upon the quoted market price of CGGI. For certain LTIP awards, the fair value of awards granted to employees is expensed in the period in which those awards are deemed to be earned. This period is generally the fiscal period in which the awards are either made or the immediately preceding fiscal year for those awards made after the end of such fiscal year but were determined and earned in respect of that fiscal year. Typically, these awards vest ratably over a three-year vesting period. So long as the employee does not violate certain post-termination restrictions and is not engaged in certain competitive or soliciting activities as provided in the Plan these awards will continue to vest during the vesting period. For all other awards, typically new hire awards or retention awards, vesting is directly subject to continued employment and therefore these awards are subject to a continuing service requirement. The fair value of these awards is expensed over the vesting period as compensation expense on a graded amortization basis. There are no performance conditions attached to the LTIP awards.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash-settled transactions

Management may also receive performance share units (PSUs) and deferred share units (DSUs) as part of their remuneration. The liability is remeasured to fair value at each reporting date up to and including the settlement date, with changes in fair value recognized through the consolidated statement of income. The PSUs and DSUs were measured at fair value on grant date. Changes in value of the PSUs and DSUs at each reporting period are amortized over the remaining vesting period and recorded as a compensation and benefits expense in the consolidated statement of income as a result of certain employment-related conditions.

Income Taxes

The Company is a single member limited liability company treated as a disregarded entity for federal and state income tax returns filed by CADI and CAFGI as applicable. Prior to its conversion to a limited liability company on March 15, 2018, the Company was included in the income tax returns of its U.S. based holding company, CAFGI.

3. FAIR VLAUE MEASUREMENT

The fair value hierarchy prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820, are used to measure fair value.

The measurement of fair value is based upon a hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). The Company's investments are classified within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy, and its applicability to the Company's investments, are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date of identical, unrestricted assets.

Level 2 – Quoted prices for markets that are not active, or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3 – Pricing inputs are unobservable for the asset and reflect management's own assumptions to determine fair value.

The following table is a summary of the levels used, as of March 31, 2023, in valuing the Company's securities owned and securities sold, not yet purchased, carried at fair value on a recurring basis:

Canaccord Genuity LLC
Consolidated Notes to Financial Statements

	Quoted Prices in Active Markets fo Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Balance as of
	Level 1	Level 2	Level 3	3/31/2022
	$	$	$	$
Assets:				
Corporate equities	8,406,846	28,975,403	—	37,382,249
U.S. Government securities	2	—	—	2
Other sovereign government obligations	—	3,482,311	—	3,482,311
Corporate and other debt	—	11,138,775	—	11,138,775
Total	8,406,848	43,596,489	—	52,003,337
Liabilities:				
Corporate equities	10,104,600	7,829,013	—	17,933,613
Other sovereign government obligations	—	3,254,991	—	3,254,991
Corporate and other debt	—	10,256,858	—	10,256,858
Total	10,104,600	21,340,862	—	31,445,462

A description of the valuation techniques applied to the Company's major categories of trading assets and liabilities measured at fair value follows:

Corporate equities

Exchange-traded equity securities – Securities traded on domestic and international exchanges are stated at the last reported sales price on the valuation date. To the extent these securities are actively traded, and valuation adjustments are not applied, they are categorized in level 1 of the fair value hierarchy.

Over–The-Counter (OTC) equity securities – This includes securities traded on various bulletin board-based trading platforms such as the OTC Bulletin Board (OTCBB) and OTC Link. The OTC Bulletin Board (OTCBB) is an electronic quotation system that displays real-time quotes, last sales prices, and volume information for many over-the-counter securities that are not listed on a national securities exchange. Similarly, OTC Link is an electronic inter-dealer quotation system that displays quotes from broker-dealers for many over-the-counter (OTC) securities. Market makers such as the Company and other broker- dealers that buy and sell OTC securities can use the electronic trading platforms to publish their bid and ask quotation prices. Except for some foreign issuers, the companies quoted on OTC Link may be closely held, small and/or thinly traded. Most of these issuers do not meet the minimum listing requirements for trading on a national securities exchange, such as the New York Stock Exchange or the Nasdaq Stock Market.

OTC securities are generally valued based on quoted prices from market makers or composite quote providers such as bulletin boards. They are categorized in Level 2 of the fair value hierarchy. For securities which are categorized in Level 2 of the fair value hierarchy, in certain cases, the Company also applies an adjustment for lack of liquidity or an adjustment for lack of price transparency to arrive at fair value from a market participant's perspective.

The Company has an insignificant amount of OTC equity securities which have not traded for a significant period of time and are valued on a basis as determined by the Company to be the best estimate of the fair value utilizing

assumptions and estimates made with reference to historical market quotes and prices appropriate for such securities. Where there is no price transparency for an extended period of time (generally more than 90 days) and where there is uncertainty about fair value from a market participant's perspective and where an estimate cannot be made, the Company has determined that the fair value of such securities is nil.
Corporate and other debt

Corporate bonds – The fair value of corporate bonds is determined using recently executed transactions and market price quotations. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy; in instances where prices, spreads or any of the other key inputs are unobservable, they are categorized in Level 3 of the fair value hierarchy.

U.S. Government securities – Comprised of U.S. Treasury securities valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. Treasury securities are generally categorized in Level 1 of the fair value hierarchy.

Foreign Government Bonds – The fair value of foreign government bonds is determined using recently executed transactions and market price quotations. Foreign government bonds are generally categorized in Level 2 of the fair value hierarchy; in instances where prices, spreads or any of the other key inputs are unobservable, they are categorized in Level 3 of the fair value hierarchy.

During the year-ended March 31, 2023, the Company had no transfers of securities instruments owned and securities sold, not yet purchased amongst Levels 1, 2, and 3 of the valuation hierarchy.

4.   RISK MANAGEMENT

Trading activities expose the Company to market, credit and operational risks as described below.These risks are managed in accordance with established risk management policies and procedures.To accomplish this, management has established a risk management process that includes:

- A regular review of the risk management process by executive management as part of its oversight role.

- Defined risk management policies and procedures supported by an established analytical framework.

- Articulated risk tolerance levels as defined by executive management that are regularly reviewed to ensure that the Company's risk-taking is consistent with its business strategy,capital structure, and current and anticipated market conditions.

Market Risk

- Equity price risk is the risk that the fair value of financial instruments will fluctuate becauseof changes in market prices.

- The company sells financial instruments that it does not currently own described as Securities sold, not yet purchased, at fair value. The Company is obligated to purchase such financial instruments at a future date and will incur a loss if the purchase price of such financial instruments increases above the fair value as recorded at March 31, 2023.

- Currency risk arises from the possibility that changes in foreign currency exchange rates will result in losses.

- Interest rate risk arises from the possibility that changes in interest rates will affect the fairvalue of financial instruments held by the Company.

4. RISK MANAGEMENT

Credit Risk

The Company is exposed to risk of loss if an individual, counterparty or issuer fails to perform its obligations under contractual terms ("default risk"). The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure and continually assessing the creditworthiness of counterparties.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events such as the occurrence of disasters or securitythreats. Operational risk exists in all the Company's activities, including processes, systemsand controls used to manage other risks. Failure to manage operational risk can result in financial loss, reputational damage, regulatory fines and failure to manage market, credit or other risks.

The Company operates in different markets and relies on its employees and systems to process a high number of transactions. In order to mitigate this risk, the Company has developed a system of internal controls and checks and balances at appropriate levels, which includes overnight trade reconciliation, control procedures related to clearing and settlement, transaction and daily value limits within all trading applications, cash controls,physical security, independent review procedures, documentation standards, billing and collection procedures, and authorization and processing controls for transactions and accounts. The Company also has disaster recovery procedures, business continuity plans and built-in redundancies in the event of a systems or technological failure. In addition, the Company utilizes third party service agreements where appropriate.   Although the Company's systems, processes and procedures were effective in limiting the risk associated with the outbreak of the COVID-19 pandemic, there is a risk that such systems, processes and procedures may not be successful in the event of future pandemics or in the event that conditions under the COVID-19 pandemic deteriorate or persist for an extended period of time.

Cybersecurity Risk

Cybersecurity risk is the risk that the Company's information networks, data or internal systems will be damaged, disrupted, misappropriated, stolen, accessed without permission or otherwise attacked. This risk exists due to the interconnected nature of the Company's business with its clients, suppliers, vendors, partners and the public via the internet and other networks. As a result of this interconnectivity, third parties with which the Company does business with or that facilitate the Company's business may also be a source of cybersecurity risk to the firm. The Company has implemented a third- party risk management framework as part of onboarding new vendors and other third parties as well as vetting existing vendors. The purpose of this mitigant is to ensure all parties interacting with the Company are adhering to high standards as it relates to cybersecurity. The Company devotes considerable effort and resources to defend against and mitigate cybersecurity risk, including increasing awareness throughout the organization by implementing a firm-wide cybersecurity training program for all employees. The Company's management of cybersecurity risk, as well as any reported incidents is regularly presented to senior management via the Cybersecurity Committee.

5. RECEIVABLES FROM CLEARING ORGANIZATIONS

Amounts receivable from clearing organizations represent amounts due to the Company from clearing and settlement services provided to the Company in connection with normal transactionsinvolving commissions earned and the trading of securities.

6. UNSETTLED TRADES

Amounts include $5,824,380 of unsettled transactions involving foreign securities which are cleared and settled pursuant to operating agreements with affiliated foreign broker-dealers (see Note 1). With respect to such transactions, the Company is exempt from SEC Rule 15c3-3 under subparagraphs (k)(2)(i) and k(2)(ii) because it

6.   UNSETTLED TRADES

does not carry securities accounts for customers orperform custodial functions relating to customer securities and in certain cases clears through another broker-dealer on a fully disclosed basis. (See Note 14).

7.   FIXED ASSETS
At March 31, 2023, fixed assets were comprised of the following:

Leasehold improvements	$2,746,555
Furniture and fixtures	455,861
Equipment	328,611
	3,531,027
Less: Accumulated depreciation	(2,707,681)
	$823,346

8.   INCOME TAXES
The Company is a single member limited liability company treated as a disregarded entity for federal and state income tax returns filed by CADI and CAFGI as applicable. Prior to its conversion to a limited liability company on March 15, 2018, the Company was included in the income tax returns of its U.S. based holding company, CAFGI.

As a result of the Company's conversion to an LLC and characterization as a disregarded entity for income tax purposes, its deferred tax items transferred to its sole member, CADI, upon such conversion. As the Company had a full valuation allowance against its deferred tax assets at the time of its conversion, the transfer of the deferred tax items to its sole member had no impact on the Company's tax expense.

In preparing tax returns, the Company is required to interpret complex tax laws and regulations, and utilize income and cost allocation methods, to determine taxable income. On an ongoing basis,the Company may be subject to examinations by federal, state, and local government taxing authorities that may give rise to differing interpretations of these complex laws, regulations and methods. Due to the nature of the examination process, it generally takes several years before these examinations are completed, and matters resolved. Income tax returns for the taxation years ended March 31, 2020, 2021 and 2022 are considered to be open for examination by federal and state taxing authorities.

9.   VARIABLE INTEREST ENTITY
The assets and liabilities of the Company's deferred compensation plan are held in a rabbi trust which is considered a variable interest entity of the Company. The Company is considered the primary beneficiary of the rabbi trust because the Company directs the activities of the trust and can use the assets of the trust to satisfy the liabilities of the Company's deferred compensation plan. Accordingly, the assets and liabilities of the rabbi trust are consolidated with the financial statements of the Company. At March 31, 2023, Member's equity on the Company's consolidated Statement of Financial Condition was reduced by $55,497,656 representing the obligations of the Company in connection with the deferred compensation plan. The liability represents awards in respect of shares of CGGI to satisfy awards made under the LTIP granted by the Company. These shares areheld by the trustee of the rabbi trust.

10.   EMPLOYEE BENEFIT AND STOCK-BASED INCENTIVE COMPENSATION PLANS

10. EMPLOYEE BENEFIT AND STOCK-BASED INCENTIVE COMPENSATION PLANS

The Company has a stock-based compensation program in which participating employees are entitled to receive shares in CGGI which generally vest over a period of three years (the "RSUs").

This program is referred to as the Long- Term Incentive Plan (the "LTIP" or the "Plan"). The fair value of these awards is determined at the date of the grant based upon the quoted market price of CGGI. Participating employees receive common shares of CGGI at the time of vesting. The Company accounts for these awards as equity-settled transactions. As described in note 1 to these consolidated financial statements the Company has established an employee benefit trust (the Trust). The Company funds the Trust with cash which is used by the trustee to purchase common shares on the open market that will be held in the Trust until the RSUs vest.

The Company estimates the number of equity instruments that will ultimately vest when calculating the expense attributable to equity-settled transactions. No expense is recognized for awards that do not ultimately vest.

During the year ended March 31, 2023, under the terms of the LTIP, the Company granted stock awards for 5,702,816 shares of CGGI stock, with a total fair value of $45,182,970 at the date of grant with a weighted average fair value of $7.92 per share. The Trust purchased 4,604,105 shares during the year ended March 31, 2023 for $35,500,000.

	Number of shares
Unvested awards outstanding, March 31, 2022	5,914,758
Granted	5,702,816
Vested	(2,926,566)
Forfeitures	(77,217)
Unvested awards outstanding, March 31, 2023	**8,613,791**

	Number of shares
Common shares held be the trust, March 31, 2022	5,424,660
Acquired	4,604,105
Released on vesting	(2,926,566)
Common shares held by the Trust, March 31, 2023	**7,102,199**

As of March 31, 2023, the Company had an investment of $55,497,656 in CGGI shares which were purchased by the Trust and which have not yet vested.

The remaining amortization expense associated with LTIP awards granted with a continued employment requirement as of March 31, 2023 is as follows:

Fiscal 2024	$1,613,653
Fiscal 2025	1,101,224
Fiscal 2026	222,606
Total	$2,937,483

At March 31, 2023, the Company held 22,410 shares of CGGI stock, resulting from shares that were previously awarded to employees and purchased to satisfy such awards. In certain cases, the vesting terms for such awards were not satisfied and, accordingly, the awards were then forfeited by such employees. The fair value of these shares, $181,340 is included in securities owned, in the statement of financial condition. It is expected that these shares will be returned to CGGI in consideration for the fair value of such shares.

Senior executive deferred shares units

On June 1, 2021, the Company adopted a deferred share unit (DSU) plan for certain key senior executives. All DSU awards will be cash settled on the retirement of the employee, a "good leaver" departure after three years from the date of grant, or death. The DSUs are settled in cash one year after the participants' departure from the Company under certain conditions of the plan.

The carrying amount of the liability recognized in accounts payable and accrued liabilities relating to DSUs at March 31, 2023 was $2,250,253

11.   COMMITMENTS AND CONTINGENCIES
Leases

The Company leases office space, furniture, and communications and information technology equipment under various non-cancelable operating leases. Office space leases are subject to escalation clauses covering operating expenses and real estate taxes. Future minimum aggregate annual rental commitments under these non-cancelable operating leases for the years ending March 31,2023 are as follows:

	Minimum Annual Rental Payments
2024	$7,933,924
2025	5,642,019
2026	1,643,653
2027	562,520
2028	154,346
Total	$15,936,462

Underwriting

In the normal course of business, the Company enters into underwriting commitments. At March 31, 2023, the Company did not have any open underwriting commitments.

Litigation proceedings and claims, regulatory matters, and contingent liabilities

In the normal course of business as a broker-dealer, the Company is involved in litigation, claims and threatened claims arising in the normal course of the securities business. The Company has recorded provisions for matters where payments for such matters are considered probable and can be reasonably estimated. While the outcome of these matters is uncertain, in the opinion of management, after consultation with legal counsel, the ultimate resolution of such matters will not have a material adverse effect on the Company's financial position or results of operations.

As a registered broker-dealer, the Company is subject to certain rules, regulations, and other regulatory requirements specific to the broker-dealer business and, as such, the Company operates within a regulatory framework involving certain governmental agencies and organizations. As a regulated entity and in the normal course, the Company is subject to periodic reviews and examinations by those agencies and organizations. The Company maintains policies and procedures designed to ensure compliance with these rules, regulations and requirements, but, in the event that a regulatory authority determines that there was a failure by the Company to follow or comply with certain procedures or a regulatory requirement or there is a deficiency in the Company's records or reports or some other compliance or financial failure then the Company may agree to pay a fine or penalty or agree to certain other sanctions, or, alternatively, a regulatory authority may impose a fine, penalty or other sanction. If such circumstances arise, the Company records a provision for any matter where a payment is considered probable and can be reasonably estimated.

In connection with this regulatory oversight, the Company is involved in an enforcement matter arising from a regulatory review of the Company's wholesale market making activities. Although the Company expects that the underlying enforcement matter will be resolved in the ordinary course and expects that the resolution of the enforcement matter will not have a material impact on its financial condition or results of operations, the Company may incur a significant penalty and additional costs related to its business or become subject to other terms or conditions that may adversely impact its business. An estimate for a settlement of the enforcement matter has been recorded as of March 31, 2023, based on management's judgment and based on the information currently available to the Company, but because the ultimate resolution of this matter is not known and the amount of the loss is uncertain, the Company may be required to make a payment that is more than the amount recorded. In determining the estimate, management referred to previous enforcement matters that were settled by other companies recognizing that facts and circumstances in such cases were significantly different than those in the Company's current matter. These other cases reflected a wide range of settlement payments, and it is reasonably possible that an actual settlement will exceed the estimate currently recorded as of March 31, 2023. An actual estimate of any such excess cannot be made at this time. Adjustments will be recorded in subsequent periods if further information becomes available that changes the estimate.

The Company and its affiliates provide financial advisory, underwriting and other services to, and trade the securities of issuers that are involved with new and emerging industries, including the US cannabis industry. Activities within such industries, including the US cannabis industry, typically have not had the benefit of a history of successful operating results. In addition to the economic uncertainties associated with new industries, new activities and new issuers, the laws applicable to such industries or activities, particularly the US cannabis industry and the activities of issuers in that industry, and the effect or enforcement of such laws are undetermined, conflicting and uncertain. With respect to the US cannabis industry, cannabis continues to be a controlled substance under the United States Controlled Substances Act and as such, there is a risk that certain issuers, while in compliance with applicable state law, may be prosecuted under federal law. Accordingly, the Company has adopted policies and procedures reasonably designed to ensure compliance with the United States Currency and Foreign Transactions Reporting Act of 1970 (the "Bank Secrecy Act") and the guidance issued by the United States Department of the Treasury Financial Crimes Enforcement Network, FIN-2014-G001 (the "FinCEN Guidance") relating to providing financial services to marijuana related businesses in the United States (as that term is used in the FinCEN Guidance).

While the Company takes steps to identify the risks associated with emerging industries, including the US cannabis industry, and only provides services to those issuers where it determines that there is no material risk to the Company or where any risk is unlikely to result in a material adverse consequence to the Company, there is a risk that the Company could be the subject of third party proceedings which may have a material adverse effect on the Company's business, revenues, operating results and financial condition as well as the Company's reputation, even if such proceedings were concluded successfully in favor of the Company. The Company has determined that any such proceedings are unlikely and, accordingly, has not recorded a provision in respect of such matters.

Risks associated with emerging industries such as the cannabis industry also include the risk of the insolvency of issuers and the consequent inability of such issuers to satisfy their indemnification obligations to the Company. Accordingly, in the event of a loss to the Company, the Company may be unable to recover amounts in respect of any indemnity claims.

Canaccord Genuity LLC
Consolidated Notes to Financial Statements

The Company clears its customers' transactions through Merrill Lynch Pierce Fenner & Smith and Pershing LLC. In addition, the Company has entered into operating agreements with its affiliates, Canaccord Genuity Corp., in order to conduct DVP/RVP brokerage business involving Canadian securities, Canaccord Genuity Limited in order to conduct DVP/RVP brokerage business involving European securities and Canaccord Genuity (Australia) Limited in order to conduct DVP/RVP brokerage business involving Australian securities. In connection with these agreements, the Company may be required to indemnify these broker dealers if losses are incurred that are deemed to be the fault of either the Company or one of its customers. The Company does not have a history of incurring material losses related to the clearing of customer transactions and, as such, has not recorded a provision in respect of such guarantee or potential liability. However, while material losses due to the clearing of customer transactions is considered remote by the Company, the possibility exists that such losses may occur; therefore, the Company closely monitors all customer clearing activities.

As of March 31, 2023, the Company has provided a standby bank letter of credit issued by The Bank of America N.A., in the aggregate amount of $2,321,377 as a guarantee for certain office space lease obligations. The Company has secured this letter of credit by providing cash collateral to the lender in the amount of $2,321,377. This amount is recorded as restricted cash on the consolidated statement of financial condition.

12.   RELATED PARTY TRANSACTIONS

The Company's Parent holds certain office space leases in its own name and provides such facilities to the Company at cost.

During the year an affiliate of the Company, Canaccord Genuity Sawaya LLC ("CGSU"), acquired the business and assets of Sawaya LLC, a mergers and acquisitions advisory firm based in New York. In connection with that transaction the employees of Sawaya LLC became employees of the Company.

The Company has a service agreement with two affiliates of the Company, Canaccord Genuity Pestky Prunier LLC (CGPPLLC) and CGSU. This service agreement amended and superseded the Expense Sharing Agreement previously in place between CGLLC and CGPPLLC.   Under the service agreement, the Company provides certain services to the affiliates, including management, personnel and administrative services.

In the normal course of business, the Company executes securities transactions and has other transactions with affiliated entities. As of March 31, 2023, the Company had balances with affiliates as follows:

	Assets	Liabilities
Due from Affiliate, CAFGI	$24,238,371	
Due from Affiliate, CGPP	3,433,367	
Due from other affiliates	1,069,915	
Due from Affiliate, CGSU	914,134	
Due from Affiliate, CGC	120,768	
Due from Other US Affiliates	56,891	
Due to Parent, CADI		$11,749,154
Due to other affiliates		693,508
Subordinated debt (note 13)		27,000,000

Due from other affiliates consists primarily of reimbursements due from affiliates for invoices paid on their behalf. Due to other affiliates consists primarily of reimbursements due to affiliates for invoices paid on behalf of the Company.

CGLLC has provided employee loans totaling $280,960 which are at prevailing interest rates and is shown on the consolidated statement of financial condition under Notes receivable from employees.

Balances due from/to other affiliates are generally settled by the transfer of cash on a periodic basis.

In connection with foreign trades by the Company on behalf of customers which are settled on a DVP/RVP basis pursuant to the operating agreement with Canaccord Genuity LLC, Canaccord Genuity (Australia) Limited and Canaccord Genuity Limited (Note 14) the Company has recorded unsettled transactions in the amount of $5,824,380 on the consolidated statement of financial condition.

13. SUBORDINATED DEBT

The Company has subordinated debt with its Parent, CADI, consisting of a $27,000,000 subordinated loan, pursuant to a subordination agreement, with a maturity date of May 31, 2024. The subordinated borrowing bears interest at 10% per annum.

The lender has agreed to subordinate its right of collection of principal and claims to all creditors of the Company prior to the expiration of its note. The subordinated loan has been approved by FINRA and is thus available for computing regulatory net capital under the SEC uniform net capital rule (Note 14). To the extent that this loan is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

14. NET CAPITAL REQUIREMENTS AND OTHER REGULATORY MATTERS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, and $1,000,000.

At March 31, 2023, the Company had net capital of $78,719,437 which was $77,719,437 in excess of the required net capital of $1,000,000.

Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 and therules and requirements of other regulatory bodies

Pursuant to SEC Rule 15c3-3, brokers and dealers that hold cash and securities on behalf of customers are required to maintain cash balances at financial institutions that are specifically reserved for customers when the customer-related credit balances exceed the customer-related debit balances. As an introducing broker with trades on behalf of customers cleared on a fully disclosed basis, the Company does not hold any customer assets, and, in accordance with Rule 15c3-3(k)(2)(ii), the Company is exempt from Rule 15c3-3. In connection with foreign trades by the Company on behalf of customers which are settled on a DVP/RVP basis pursuant to the operating agreement with Canaccord Genuity Corp., Canaccord Genuity (Australia) Limited and Canaccord Genuity Limited, the Company is exempt from Rule 15c3-3 pursuant to 15c3- 3(k)(2)(i).

The Company is also exempt from SEC Rule 15c3-3 because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to:

a. proprietary trading
b. effecting securities transactions via subscription agreements by clients where funds are payable to the issuer or its agents and not to the Company
c. receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, otherwise providing financial advisory services to clients, or providing technology or platform services
d. participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4 and the Company:
e. did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company)

14. NET CAPITAL REQUIREMENTS AND OTHER REGULATORY MATTERS

f.   did not carry accounts of or for customers

g.   did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

15. SUBSEQUENT EVENTS

In preparing the consolidated financial statements, the Company has evaluated the impact of all events and transactions for potential recognition or disclosure through May 30, 2023, the date that the Company's financial statement was available to be issued.

SUPPLEMENTAL INFORMATION

Canaccord Genuity LLC
Computation of Net Capital under SEC Rule 15c3-1
March 31, 2023

Net Capital

Member's equity	$173,109,083	
Subordinated borrowings	27,000,000	200,109,083
Non-allowable assets:		
Stock-based Compensation	55,497,655	
Investment Banking Receivables	3,471,813	
Other Receivables	3,489,635	
Fixed Assets	823,346	
Due From affiliates	29,833,446	
Prepaid Assets	3,557,882	
Restricted Cash	2,321,377	
Non Marketable Equities per SEC rules	10,260,402	
Non Marketable Fixed Income per SEC rules	2,853,102	
Perishing unsecured debit	1,555	112,110,212
Aged Fails		125
Net capital before haircuts		87,998,746
Haricuts:		
Stocks	4,582,257	
Fixed Income	3,151,699	
Other	1,545,353	9,279,309
Net capital		**$78,719,437**

Computation of alternate net capital requirement

Net capital		$78,719,437
Net Capital requirement of reporting broker or dealer (greater		
of 2% of aggregate debit items as defined, and $1,000,000)		1,000,000
Excess net capital		$77,719,437

Reconciliation of Equity per Audited Financial

Equity per Audited Financial Statements	$117,611,427
Equity per March 31, 2023 FOCUS as amended	$173,109,083
Difference	$55,497,656
CGGI Stock Held by Trust	$55,497,656

CONFIDENDTIAL PURSUANT TO SEC RULE 17A-5(E)(3))

The difference of $55,497,656 in Equity per the Audited Consolidated Financial Statements and the March 31,2023 Focus Report as amended is because the Audited Consolidated Financial Statements are prepared on the basis of consolidating Canaccord Genuity LLC and the rabbi trust, a variable interest entity of the Company (see note 9) and the March 31,2023 Focus Report as amended reflects the financial position of Canaccord Genuity LLC on an unconsolidated basis. The minimum net capital required by the CFTC equivalent to the net capital required by Rule 15c3-1(a) of the SEC (17 CFR 240.15c3-1(a)). There were no other material differences between the amounts presented above and the amounts included in the Company's March 31, 2023 amended unaudited FOCUS report filed on May 24, 2023.

Canaccord Genuity LLC
Statement Regarding SEC Rule 15c3-3
March 31, 2023

With respect to introduced customer transactions in domestic securities, the Company is exemptfrom SEC Rule 15c3-3 under subparagraph (k)(2)(ii) because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

With respect to introduced customer transactions in foreign securities, the Company is exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(i) because it does not carry securities accountsfor customers or perform custodial functions relating to customer securities.

The Company is also exempt from SEC Rule 15c3-3 because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to:

a. proprietary trading
b. effecting securities transactions via subscription agreements by clients where funds are payable to the issuer or its agents and not to the Company
c. receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, otherwise providing financial advisory services to clients, or providing technology or platform services
d. participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4 and the Company:
e. did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company)
f. did not carry accounts of or for customers
g. did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Canaccord Genuity LLC
Supplementary Report of Independent Registered Public Accounting Firm on
Internal Control Required by CFTC Regulation 1.16
March 31, 2023



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax:+1 212 773 6350
ey.com

**Supplementary Report of Independent Registered Public Accounting Firm
on Internal Control Required by CFTC Regulation 1.16**

The Member and Management of Canaccord Genuity LLC

In planning and performing our audit of the consolidated financial statements of Canaccord Genuity LLC (the Company) as of and for the year ended March 31, 2023, in accordance with the auditing standards of the Public Accounting Oversight Board generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company is an introducing broker, we did not review the practices and procedures followed by the Company in making the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

1



EY
Building a better
working world

A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for their purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2023, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the CFTC, FINRA, other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

May 30, 2023

2



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax:+1 212 773 6350
ey.com

**Building a better
working world**

Report of Independent Registered Public Accounting Firm

To the Member and Management of Canaccord Genuity LLC

We have reviewed management's statements, included in the accompanying Canaccord Genuity LLC Exemption Report, in which Canaccord Genuity LLC (the Company) stated that:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): Rule 15c-3-3(k)(2)(i) for customer transactions in foreign securities and Rule 15c3-3(k)(2)(ii) for customer transactions in domestic securities.

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

3. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to:
    a. Proprietary trading
    b. Effecting securities transactions via subscription agreements by clients where funds are payable to the issuer or its agents and not to the Company
    c. receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, otherwise providing financial advisory services to clients, or providing technology or platform services
    d. participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4
        and the Company:
    e. did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company)
    f. did not carry accounts of or for customers
    g. did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.



Building a better working world

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934 and pursuant to Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

May 30, 2023

cg/Canaccord Genuity

Canaccord Genuity LLC.
535 Madison Avenue
New York, NY 10022

cgf.com

Canaccord Genuity LLC's Exemption Report

Canaccord Genuity LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): Rule 15c-3-3(k)(2)(i) for customer transactions in foreign securities and Rule 15c3-3(k)(2)(ii) for customer transactions in domestic securities.
2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.
3. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to:
    a. Proprietary trading
    b. Effecting securities transactions via subscription agreements by clients where funds are payable to the issuer or its agents and not to the Company
    c. receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, otherwise providing financial advisory services to clients, or providing technology or platform services
    d. participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4

    and the Company:

    e. did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company)
    f. did not carry accounts of or for customers
    g. did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Donald D. MacFayden, affirm that, to my best knowledge and belief, this exemption report is true and correct.

By: _____

Title: Chief Financial Officer
May 30, 2023

Ernst & Young LLP   Tel: +1 212 773 3000
One Manhattan West   Fax:+1 212 773 6350
New York, NY 10001   ey.com

Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Canaccord Genuity LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended March 31, 2023. Management of Canaccord Genuity LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended March 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.
The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries.

   No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended March 31, 2023.

   As a result of applying the procedure, we found that the company over accrued the SIPC assessment by $1,204.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

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4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.

    As a result of applying the procedure we noted that the SIPC-7 calculation was overstated by $1.

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

    As a result of applying the procedure we noted that the SIPC-7 calculation was overpaid by $1

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves the practitioner performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the purpose of the engagement and reporting on findings based on the procedures performed. We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended March, 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Canaccord Genuity LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst + Young LLP

May 30, 2023

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